UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-26911
CUSIP Number: 88343A108

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended April 3, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR
  For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Therma-Wave, Inc.

Full name of registrant

Former name if applicable

1250 Reliance Way

Address of principal executive office (Street and number)

Fremont, California 94539

City, state and zip code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Therma-Wave, Inc. (the “Company”) is currently finalizing its financial statements and related disclosures for inclusion in the Company’s Annual Report on Form 10-K for the year ended April 3, 2005 (the “Form 10-K”) and it is also currently finalizing the assessment of its internal control over financial reporting as of April 3, 2005, as required by Section 404 of the Sarbanes-Oxley Act (the “Sarbanes-Oxley Act”). The Company needs additional time to complete this process. Although the Company has dedicated significant resources to the completion of this process and has made substantial progress, there have been delays in management completing their Section 404 assessment and related Form 10-K filing, primarily attributable to the new requirements under Section 404 of the Sarbanes-Oxley Act. As a result, the Company is unable to complete and file its Form 10-K by the prescribed filing date without unreasonable effort and expense. The Company continues to dedicate significant resources to finalizing its financial statements, its assessment of internal control over financial reporting, its Form 10-K and currently anticipates filing the Form 10-K on or before the end of the extended deadline.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. While management’s evaluation of internal control over financial reporting has not yet been completed, the Company’s management has concluded as of the date of this filing that the Company had the following material weaknesses as of April 3, 2005:

The Company has identified two material weaknesses in the Company’s controls over the preparation, review and timely analysis of the Company’s consolidated financial statements in connection with its financial close process. Specifically, (1) inter-company accounts between the Company’s U.S. operations and its branches and subsidiaries are not reconciled; and (2) the Company’s customer service and support organization expense allocation between selling, general and administrative expense and cost of revenue is recorded in consolidation without supporting documentation for such entry. Each of these control deficiencies could result in a misstatement of account balances or disclosures that would result in a material misstatement in the annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that each of these control deficiencies constitutes a material weakness.

As a result of the material weaknesses identified, the Company’s management will conclude, in “Management’s Report on Internal Control over Financial Reporting” in its Form 10-K, that the Company’s internal control over financial reporting was not effective as of April 3, 2005. Also, as a result of the material weaknesses, the report of the Company’s independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Company’s internal control over financial reporting as of April 3, 2005.

The Company intends to disclose a more detailed description of these material weaknesses, including its plan for remediation, in the Form 10-K. Since management has not completed its testing and evaluation of the Company’s internal control over financial reporting and the control deficiencies identified to date, the Company’s management may ultimately identify additional control deficiencies as being material weaknesses in “Management’s Report on Internal Control over Financial Reporting.”

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

L. Ray Christie	(510)	668-2215
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Therma-Wave, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 17, 2005	By:	/s/ L. Ray Christie
		Name:	L. Ray Christie
		Title:	Senior Vice President, Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).